June 14, 2019

William Finn
Chief Financial Officer
Legacy Acquisition Corp.
1308 Race Street, Suite 200
Cincinnati, OH 45202

       Re: Legacy Acquisition Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 15, 2019
           File No. 001-38296

Dear Mr. Finn:

       We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 9A. Controls and Procedures, page 58

1. We note that your Management's Report on Internal Control over Financial Reporting does not provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting, as required by Item
      308(a)(2) of Regulation S-K. Please tell us the framework used by your management and revise the report in future filings to identify the framework used.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William Finn
Legacy Acquisition Corp.
June 14, 2019
Page 2

       You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 if you have any questions.



FirstName LastNameWilliam Finn                          Sincerely,
Comapany NameLegacy Acquisition Corp.
                                                        Division of Corporation
Finance
June 14, 2019 Page 2                                    Office of Electronics
and Machinery
FirstName LastName